Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES FIRST QUARTER RESULTS
--Revenue increases 18%, Adjusted Earnings increase 21%--

TORONTO, ONTARIO, May 1, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating  results for the first quarter 2012.

HIGHLIGHTS FOR THE FIRST QUARTER 2012

•	Production of 278,832 gold equivalent ounces (GEO)(1) , at cash costs(2)(3) of $292 per GEO
•	Gold production of 234,532 ounces
•	Silver production of 2.2 million ounces
•	Generated cash margin(4) of $1,404 per ounce

•	Significant financial and operational results over the first quarter of 2011
•	Production increased 4% to 278,832 GEO
•	Revenue increased 18% to $560 million
•	Net earnings increased 15% to $170 million, $0.23 per share
•	Adjusted earnings(2) increased 21% to $184 million, $0.25 per share
•	Cash flow generated from operations(5) of $220 million, $0.30 per share
•	Cash and cash equivalents were $868 million

“Our objective in 2012 will be consistent with prior years which is delivering on growth in production, cash flow, revenue and mineral resources.  Our effort in Q1 represents a great start toward that continuing annual objective,” commented Peter Marrone, Chairman and Chief Executive Officer.  “We are particularly pleased with the performance of Mercedes which is our newest mine and represents the first of four new mines that will begin operations into mid 2013.  We will continue to focus on dependability both in our operations and development projects and leading to strong financial performance. Our financial performance in Q1 bodes well for our expectations of continuing robust financial performance for the rest of the year."

1.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/2012
3.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.
4.	Cash margin is the difference between the average realized gold price received less by-product cash costs per GEO.
5.	Cash flow from operations before changes in non-cash working capital.

NEWS RELEASE

KEY STATISTICS
Three months ended March 31
(In thousands of US dollars except where noted)	2012	2011
Revenues	559,745	476,077
Cost of sales excluding depletion, depreciation and amortization	191,842	157,102
Depletion, depreciation and amortization	87,769	80,511
General and administrative expenses	33,063	27,436
Exploration expenses	13,167	6,478
Operating Earnings	235,837	212,668
Equity earnings from Alumbrera	10,943	11,732
Net earnings	170,025	148,248
Net earnings per share	$0.23	$0.20
Adjusted earnings	184,306	152,208
Adjusted earnings per share	$0.25	$0.21
Cash flow generated from operations after changes in working capital	287,902	228,898
Per share	$0.39	$0.31
Cash flow generated from operations before changes in working capital	220,417	284,379
Per share	$0.30	$0.38
Average realized gold price per ounce	$1,696	$1,387
Average realized silver price per ounce	$32.94	$33.99
Average realized copper price per pound	$3.73	$4.28

PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY
Three months ended March 31
	2012	2011
Total gold equivalent ounces - produced	278,832	267,368
Gold produced	234,532	221,489
Silver produced (millions of ounces)	2.2	2.3
Total gold equivalent ounces – sold	273,494	254,088
Total copper produced - Chapada (millions of pounds)	30.3	38.5
Total payable copper sold - Chapada (millions of pounds)	27.3	29.7
Three months ended March 31
	2012	2011
Co-product cash costs per gold equivalent ounce(2)	$518	$449
Cash cost per pound of copper – Chapada(2)	$1.51	$1.21
By-product cash costs per gold equivalent ounce(2)	$292	$14

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NEWS RELEASE

Revenues of $560 million in the first quarter were 18% higher compared with $476 million in the same quarter of 2011 mainly due to higher realized prices for gold and increased sales of gold ounces  contributed by the Mercedes mine, offset by lower concentrate sales and a lower realized copper price. Higher revenues also contributed to higher mine operating earnings of $280 million in the quarter, compared with $238 million in the first quarter of 2011.

Adjusted earnings were $184 million or $0.25 basic and diluted earnings per share in the first quarter of 2012 increasing from $152 million or $0.21 per share in the same quarter of 2011. The 21% higher adjusted earnings is mainly attributed to higher mine operating earnings as a result of more favourable gold realized prices as well as higher gold ounces sold largely from the contribution from the Company’s newest mine Mercedes during the quarter. These favourable influences were offset by lower concentrate and silver sales volumes, lower realized copper prices and higher general and administrative and exploration expenses relative to the comparative quarter of 2011.

Net earnings for the quarter were $170 million or $0.23 per share on a basic and diluted basis increasing by 15% compared with net earnings of $148 million or basic and diluted earnings per share of $0.20 for the first quarter of 2011. In addition to the items impacting adjusted earnings discussed above, net earnings were impacted by non-cash impairment losses and net unrealized foreign exchange losses recorded in the quarter.

Equity earnings from associate were $11 million for the quarter compared with $12 million in the first quarter of 2011. Cash distributions from associate during the quarter were nil compared to $20 million in the first quarter of 2011.

Cash flows generated from operations before changes in non-cash working capital items for the period ended March 31, 2012 were $220 million compared to $284 million for the same period ended March 31, 2011. The decrease was due to higher cash taxes paid in the first quarter of 2012 as a result of higher earnings and additionally, the Company did not receive any cash dividends from Minera Alumbrera in the first quarter of 2012 compared to $20 million received in the first quarter of 2011. Cash flows from operations after taking into effect changes in working capital items for the period ended March 31, 2012 were $288 million, compared to inflows of $229 million for the same period ended March 31, 2011. The increase of 26% is mainly attributed to the collection of trade receivables related to Chapada concentrate sales.

Cash and cash equivalents as at March 31, 2012 were $868 million compared to $550 million as at December 31, 2011.

The Company completed a $500 million private placement of unsecured senior debt notes and refinanced its existing line of credit. Under the refinancing, the interest margin was reduced by 50 basis points and maturity was extended by two years and eight months. Part of the

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NEWS RELEASE

proceeds from the senior debt notes of $163 million were used to repay the outstanding balance of the revolving credit facility.  Cash and available credit is now over $1.6 billion to provide liquidity to continue to invest in future growth. Long-term debt at the end of the period was $766 million compared with $432 million as at December 31, 2011.

Total production from operations exceeded plan and was 278,832 GEO for the first quarter, including production during commissioning from Mercedes and the Company’s attributable production from the Alumbrera Mine, compared with production of 267,368 GEO for the comparative quarter ended March 31, 2011, representing a 4% quarter-to-quarter increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico.  Gold production was slightly above plan at Chapada despite advancing the planned ball mill overhaul, which was originally scheduled for the second quarter, to the first quarter.  Production from all mines was in line with plan including the build-up of stockpiles at some of the mines to provide greater flexibility in respect to future production.

Copper production for the first quarter was 30.3 million pounds from the Chapada Mine, compared with 38.5 million pounds for the first quarter 2011.  Chapada copper production was lower primarily as a result of lower copper grade and recovery rate compared with the first quarter of 2011 and interruption due to the ball mill overhaul in the quarter.  Lower copper production for the quarter compared to that of 2011 is in line with mine plan with lower grade expected this year relative to 2011.  Additionally, 8.0 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 7.1 million pounds for the quarter ended March 31, 2011. Total copper production for the first quarter was 38.3 million pounds, compared with 45.6 million pounds in the same quarter of 2011.

By-product cash costs were $292 per GEO on commercial production of 269,873 GEO, compared with $14 per GEO in the first quarter of 2011.  The Company anticipates average by-product cash costs for the year to be lower than $250 per GEO, in line with previous guidance.  Average by-product cash costs for the remainder of the year will be positively impacted by higher copper sale credits from stronger production volume expected during the rest of the year.  The impact on cash costs for the quarter was mainly due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds. The average market price for copper was 14% lower than that for the first quarter of 2011.  Lower grades and lower recovery rates, higher input costs during the period primarily due to higher prices for consumables and mining inflation have also impacted by-product and co-product cash costs.

Co-product cash costs were $518 per GEO compared with $449 per GEO for the first quarter of 2011.  The Company anticipates average co-product cash costs to trend below $500 per GEO for the remainder of the year.  The downward trend in co-product cash costs are expected to result from the ramp-up of production at Mercedes, additional lower-cost

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NEWS RELEASE

production from the tailings at Minera Florida and the expected grade improvement during the year at El Peñón.

Co-product cash costs per pound of copper were $1.51 for the quarter from the Chapada Mine, compared with $1.21 per pound for the first quarter in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.58 per pound versus $1.31 per pound for the quarter ended March 31, 2011.

 OPERATING MINES

A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil
Chapada produced a total of 26,367 GEO contained in concentrate in the first quarter of 2012 compared with 33,392 GEO contained in concentrate in the same quarter of 2011. Chapada copper production was 30.3 million pounds in the quarter compared with production of 38.5 million pounds of copper contained in concentrate in the first quarter of 2011.

Production for the quarter was in line with mine plan with lower grades having been expected this year relative to 2011.  Also, the planned ball mill overhaul, originally scheduled for the second quarter, was advanced to the first quarter.  Consequently, the second quarter will not have this planned outage and the ball mill will run at a higher rate than in the first quarter.  Gold production is expected to increase in 2013 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and gold and copper production from Corpo Sul beginning in 2014.

By-product cash costs for the year were negative $1,473 per GEO compared with negative $2,615 per GEO for the same quarter in 2011.  The impact on cash costs was due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.  Additionally, the impact of fewer tonnes of ore mined, lower feed grades in line with plan, lower recovery rates and higher input costs during the quarter compared to that of the first quarter of 2011 have also contributed to higher by-product and co-product cash costs.  Co-product cash costs were $348 per GEO in the first quarter compared with $286 per GEO in the same quarter of 2011.  Co-product cash costs for copper were $1.51 per pound in the first quarter versus $1.21 per pound in the same quarter of 2011.  By-product cash costs are expected to decrease as a result of increased production for the balance of 2012 that will result in higher copper by-product credits.

Corpo Sul is a recently discovered gold and copper deposit at the southwest end of the orebody of Chapada.  The mineral resource has higher average grade cores especially near the current Chapada pit which could provide opportunity for near-term higher than average

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NEWS RELEASE

mineral reserve grades.  The development of Corpo Sul is expected to sustain current production grades and levels for both copper and gold.

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 49,000 gold ounces per year to Chapada’s operations over an initial five years beginning in 2013.

Planned production from Chapada will decline in 2012 over 2011 levels, although will increase in terms of gold production in 2013 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and gold and copper production from Corpo Sul beginning in 2014. The Company’s strategic plan is to ensure sustainable production from Chapada of 150,000 gold ounces and 135 million pounds of copper from 2013 and onwards for at least five years.

Jacobina, Brazil
Gold production at Jacobina was 30,493 ounces in the first quarter, in line with 30,319 ounces in the first quarter of 2011.  Although the amount of tonnage processed was lower in the first quarter of 2012 compared to that of 2011, a 2% increase in grade resulted in modestly higher production for the quarter.

Cash costs were $666 per ounce of gold for the first quarter compared with $611 per ounce of gold in the first quarter of 2011.  The impact to cash costs was mainly due to higher contractor costs, higher consumable costs and labour inflation.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas is expected to lead to production increasing to above 140,000 gold ounces per year beginning in 2014.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 14,059 ounces of gold in the quarter ended March 31, 2012. This compares to 11,252 ounces of gold in the first quarter of 2011, representing a 25% quarter-over-quarter increase as a result of a 32% increase in throughput which was augmented by stockpile of ore at lower grades.

Cash costs for the first quarter were $1,037 per ounce compared with $968 per ounce for the same period in 2011. The impact to cash costs was primarily due to mining inflation.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for nearly nine years. The mine continues to further outline exploration potential and mineral resource additions are expected in 2012.

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NEWS RELEASE

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high-grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources. The Company is evaluating the possible extension of mine life.

El Peñón, Chile
El Peñón produced 110,675 GEO during the first quarter of 2012 compared to 115,798 GEO in the same quarter of 2011.  Production for the quarter consisted of 72,742 ounces of gold and 1.9 million ounces of silver, compared with 73,568 ounces of gold and 2.1 million ounces of silver produced in the first quarter of 2011.

Gold production was marginally lower due to lower tonnage of ore processed partly offset by improved gold feed grade and recovery rate.  Silver production was impacted by lower tonnage processed and lower silver feed grade partly offset by higher recoveries.  The lower tonnage processed was planned in order to optimize the metallurgical recovery.  The mine also focuses on increasing the stockpiles of ore to enable greater flexibility for future production.

Cash costs were $442 per GEO in the first quarter, compared with $397 per GEO in the first quarter in 2011. The impact of fewer tonnes processed, increases in the prices of power, diesel and other consumables and other mining inflation compared to that of the first quarter of 2011, contributed to higher per unit cash costs.  Cash costs are expected to decrease as feed grades are expected to improve for the balance of 2012.

El Peñón has a long track record of replacement of ounces mined.  Continuous exploration effort on high-grade areas at El Peñón is expected to return significant near surface gold and silver values, improve production, provide mining flexibility for a sustainable production level of at least 440,000 GEO per year and ultimately increase mine life.

Minera Florida, Chile
Minera Florida produced a total of 24,705 GEO in the quarter, compared with 27,635 GEO in the first quarter of 2011, mainly as a result of lower gold and silver feed grades. Gold recovery rate for the first quarter was also lower than that of the first quarter of 2011 and adversely affected gold production.  Feed grades for the first quarter are in line with the planned average for 2012.

In addition, the mine produced 1,588 tonnes of zinc in the first quarter, compared with 1,120 tonnes of zinc produced in the first quarter of 2011. Zinc is accounted for as a by-product credit to cash costs.

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NEWS RELEASE

Cash costs for the first quarter were $748 per GEO compared with $476 per GEO in the same quarter in 2011 primarily as a result of lower feed grades, higher-price diesel consumption due to low availability of the regular power supply and labour inflation.

The Company’s expansion project at Minera Florida is designed to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings.  The Company anticipates the initial processing of tailings to commence in May.  Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated with the tailings products.  In 2012 and years to follow, mine grade is expected to be consistent with mineral reserve grade and process efficiency will be augmented by low-cost historical tailings material.

Near-mine exploration at Minera Florida continues to focus on the Portezuelo, El Roble and Tribuna sectors to delineate the extension of the orebodies.  Mine development has advanced as planned in areas such as Tribuna, Maqui Clavo I, which is expected to maintain and ensure future production levels.

Gualcamayo, Argentina
Gold production of 39,263 ounces in the first quarter compared with 37,597 ounces produced in the first quarter of 2011, represents a 4% quarter-over-quarter improvement.  Production increased due to higher tonnage of ore processed and improved recovery rate despite lower planned feed grade.  Mine management has been working on recovery improvement.

Cash costs were $436 per ounce in the quarter ended March 31, 2012, representing a 14% improvement, compared with $507 per ounce in the first quarter of 2011 despite mining 10% lower grade than in 2011.  Improvement of production and cost performance was attributable to the favourable effect of foreign exchange and management’s continuous focus on the operational initiatives carried out through 2011, including efforts in sustaining the 1,500 tonne-per-hour feed through the crushers, fleet expansion and execution of cost containment plans, while continuing with underground development of QDD Lower West and the expansion of heap leach pad at Valle Norte.

Development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

A scoping study on evaluation of milling higher grade ore at Gualcamayo subject to mineral resource increases into 2012 and 2013, is expected to be completed in 2012.

Mercedes, Mexico

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NEWS RELEASE

The Mercedes mine, located in Sonora, Mexico, is Yamana’s newest mine and represents the first of four new mines to begin production during 2012 and 2013. Following the early completion of construction, Mercedes completed commissioning effective February 1, 2012, upon achieving sustainable levels of operations based on qualitative and quantitative factors. In its assessment, management reviewed achievement of milestones at a sustainable level including a significant portion of planned capacity, production levels, grades and recovery rates, achievement of mechanical completion and operating effectiveness, obtaining necessary permits and production inputs and positive and sustainable cash flows.

During the quarter, all the key performance indicators, which include production, cash costs per GEO, feed grades and recovery rates, with the exception of silver recovery rate, have exceeded expectations. The strong performance in the quarter rendered further support to the decision of early declaration of commercial production at Mercedes.

Total production in the first quarter was 23,953 GEO, consisting of 22,016 ounces of gold and 96,887 ounces of silver.  Commercial production from the beginning of February was 14,994 GEO, consisting of 13,815 ounces of gold and 58,975 ounces of silver.  Production is expected to ramp up in 2012 and in line with plan to reach 105,000 – 120,000 GEO for 2012 as previously guided.

Cash costs per GEO were $534 for the quarter, in line with plan. Cash costs are expected to trend down as production continues to ramp up, averaging approximately $475-$500 per GEO for the year.

Development of the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, continues.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.

Production is initially planned at 120,000 GEO per year although the Company is evaluating the potential to increase throughput to 1,800 tonnes per day through modest plant modifications and optimizations. With increased plant capacity along with the additional ore from Barrancas, and as accelerated underground development work advances during 2012, the Company expects production to increase to over 130,000 GEO in 2013 and to a sustainable level of 140,000 GEO beginning in 2014 resulting mostly from a throughput increase to up to 1,800 tonnes per day.

Alumbrera, Argentina
The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $11 million for the first quarter, compared with $12 million reported for the same quarter of 2011.

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NEWS RELEASE

Attributable production from Alumbrera was 9,317 ounces of gold and 8.0 million pounds of copper for the quarter. This compares with attributable production of 11,374 ounces of gold and 7.1 million pounds of copper for the first quarter of 2011. Lower gold production was mainly due to lower head grades from the ore mined and stockpile, and lower recoveries partially offset by higher tonnage throughput.

Gold cash costs were impacted by lower grades and recovery in spite of higher tonnage of ore processed. Copper production increased mainly due to higher tonnage of ore processed and increased recovery rate.

The Company did not receive a cash distribution during the three-month period ended March 31, 2012, compared with $20 million for the comparative period in 2011.

CONSTRUCTION AND DEVELOPMENT PROJECTS

During the first quarter of 2012, all construction projects and all intermediate stage development projects were advancing to planned start-up. The following summary highlights key updates from the construction and development projects at the Company since the end of the fourth quarter of 2011.

Ernesto/Pau-a-Pique, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of March 31, 2012, physical advancement continued and was approximately 85% complete. Mine development and electromechanical works continued as expected and civil works are near completion.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013.  As of March 31, 2012, physical advancement of the project was approximately 75% complete. Civil works and electromechanical assembly continued as planned.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with commercial production expected by the end of 2013. As of March 31, 2012, detailed engineering and earthworks were completed, advancing overall physical progress to approximately 35%.  Civil works and electromechanical assembly continued as planned.

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NEWS RELEASE

Annual production from the mine was originally estimated to be 120,000 ounces of gold. The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth.  Development of Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production and utilization of this excess capacity at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014.

Mineral resource development and work on a feasibility study continued at Caiamar during the quarter and earthworks were initiated.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

Suyai, Argentina
During the quarter, the Company initiated a dialogue with the community to provide general information about mining, the benefits it can create and to establish a better understanding of the concerns about an eventual mining project. The developments of various studies relating to Suyai continued to be contemplated and are expected to lead to the evaluation of Suyai as a high grade, low cost, underground mine with off-site processing, tailings and waste facilities which could have a significantly positive impact on the local community.  The Company will continue the open dialogue with stakeholders and monitor developments related to mining in the community and the province.

Jeronimo, Chile
Work on the feasibility study of Jeronimo advanced toward completion in the quarter.  The initial results confirmed the results of the pre-feasibility completed in 2011. The study estimated that cash costs will be approximately $600 per gold ounce and that pre-production capital will be approximately $400 million. The feasibility study also indicated increased production and recovery levels over 85% under a base case scenario when utilizing a combined flotation and pressure oxidation process.  Additional studies beyond those necessary for a feasibility study were undertaken during the first quarter, which have since been completed and will enhance the feasibility study now being completed.  The studies were designed to provide greater certainty through extensively testing metallurgical results, opportunities for improving recoveries and scaling the plant to requirements through pilot testing.  These results and basic engineering work will be detailed within the feasibility study expected by mid-2012.

The Company anticipates making a construction decision and has begun discussions with Codelco as the Company owns 57% and Codelco owns 43% interest. Jeronimo’s annual gold production is expected to be approximately 150,000 ounces per year, with production in the early years of approximately 190,000 ounces.

EXPLORATION

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NEWS RELEASE

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2012 exploration program of $125 million will continue to focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects.

The following summary highlights key updates from the exploration and development program at the Company since the end of the fourth quarter of 2011.

Gualcamayo, Argentina
During the first quarter, drilling totaled 2,700 metres in seven holes.  The drilling is focused on extending the Rodado breccias to the north.  In addition, the development of a new underground access was commenced to the southwest extension of both the Rodado and QDDLW breccias.  The underground development has advanced 90 metres out of a total of 350 metres expected to be completed by mid-year 2012.

Pilar, Brazil
A total of 6,600 metres was drilled during the quarter.  The majority of the drilling was completed at Maria Lazarus, located eight kilometres west of Jordino.  Mineralization has been traced along a strike length of 800 metres and a dip length of 400 metres.  The Maria Lazarus mineralization is similar in style and origin to Jordino.

Chapada, Brazil
During the first quarter, drilling totaled 2,600 metres in 10 holes. All of the drilling was completed along the strike extensions of the Corpo Sul deposit.  Initial results have extended the deposit by almost one kilometre to the southwest.

El Peñón, Chile
Drilling totaled 24,916 metres in 63 holes during the quarter.  The majority of the drilling has been completed at Pampa Augusta Victoria, the southern extension of Dorada and Providencia and the Fortuna area.

Mercedes, Mexico
During the first quarter of 2012, drilling totaled 8,600 metres in 29 holes. The drilling is being completed north of the Lagunas Norte deposit, where numerous promising vein intersections have been encountered to date, and at the Lupita vein, where infilling is being completed to upgrade Inferred mineral resources into Indicated mineral resources.

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NEWS RELEASE

Minera Florida, Chile
During the first quarter, drilling totaled 4,351 metres in 44 holes. Drilling focused on the El Roble, Espino and Tribuna deposits.

Arco Sul, Brazil
At the Arco Sul project, located immediately south of the decommissioned Fazenda Nova mine, 22 holes were completed during the first quarter.  The drilling is being completed as part of a 15,000 metre drill program to establish the continuity of mineralization and produce an initial resource estimate expected in the second half of 2012.  Mineralization is associated to arsenopyrite bearing quartz stockworks and breccias related to a system of alkaline dikes.

OUTLOOK AND STRATEGY

The Company is focused on operational predictability and reliability with a concentrated effort in increasing cash flows, containing costs and expanding margins to maximize shareholder value. The Company continues on a steady path of organic growth through expanding current, near-term and in-development production plans, developing new projects and advancing its exploration properties.

Production in 2012 is expected to be in the range of 1.2 to 1.3 million GEO. This will represent an increase from 2011 production of approximately 13%, most of which will come from Mercedes as its production ramps up having completed its commissioning period, as well as the Minera Florida expansion.  C1 Santa Luz and Ernesto/Pau-a-Pique are also expected to start production by the end of 2012.

Production in 2013 is expected to increase by 43% from 2011 levels, to a range of 1.5 to 1.7 million GEO, most of which will come from a full year of production from C1 Santa Luz and Ernesto/Pau-a-Pique, the start-up of Pilar and the Gualcamayo expansion.

By 2014, production is targeted to be at a sustainable level of approximately 1.75 million GEO. This includes production from the existing mines and development projects for which construction decisions have been made.

Current exploration and early development projects will potentially add to this production level and will be included once construction decisions have been made. These projects include: Jeronimo, Agua Rica and Suyai.

The Company is also contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations. These projects are currently being evaluated with final decisions pending. The most significant impact projects are at El Peñón, Chapada and Pilar.

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NEWS RELEASE

Cash costs are expected to remain below $250 per GEO for 2012. Cash costs are calculated after only base metal by-product credits.

Development capital expected to be spent in 2012 remains to be $665 million as planned.  This will decline into 2013 and the following years as the Company’s development projects are completed. Sustainment capital expenditures are expected to be $340 million in 2012 and decline on a per GEO basis after the current sustaining development projects are completed in 2014.  The Company expects to spend approximately $125 million on exploration in 2012 with a continued focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, and exploration of greenfield targets.

In addition to over $1.6 billion of available cash and undrawn credit available at March 31, 2012, the expected robust cash flows from operations under the current and intermediate-term pricing conditions for gold will enable the Company to fully fund its growth, reward shareholders through dividends and accelerate capital spending to enhance the Company’s production growth profile.

FIRST QUARTER CONFERENCE CALL
Q1, 2012 Conference Call Information for Wednesday May 2, 2012, 8:30 a.m. ET

Toll Free (North America):	1-866-226-1792
Toronto Local and International	416-340-2216
International: Participant Audio Webcast:	www.yamana.com

Q1, 2012 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 7125300
Toronto Local and International:	905-694-9451	Passcode 7125300

The conference call replay will be available from 2:00 p.m. ET on May 2, 2012 until 11:59 p.m. ET on May 16, 2012.

Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

ANNUAL MEETING OF SHAREHOLDERS

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NEWS RELEASE

The Annual Meeting of Shareholders will take place on Wednesday May 2, 2012 at 11:00 a.m. ET at the Design Exchange, 234 Bay Street, Toronto Dominion Center, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

Via Webcast
Live Video and Audio webcast:	www.yamana.com

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

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NEWS RELEASE

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Q1 2012	335,741	7.19	212.0	93.5	82.9	72,742	1,896,604	110,675	108,011	$442
Total 2011	1,452,090	7.05	215.9	93.0	84.0	306,184	8,470,112	475,586	473,607	$400
Q4 2011	363,796	6.91	200.1	93.1	83.9	75,407	1,981,806	115,043	116,174	$413
Q3 2011	367,503	6.77	215.4	93.6	86.8	76,347	2,213,974	120,627	125,600	$407
Q2 2011	362,778	7.64	220.2	93.4	85.1	80,861	2,162,850	124,118	117,030	$382
Q1 2011	358,013	6.91	227.8	92.0	79.9	73,568	2,111,482	115,798	114,803	$397
Minera Florida
Q1 2012	228,994	3.70	25.2	81.4	62.4	22,101	130,191	24,705	26,354	$748
Total 2011	920,388	3.50	38.5	84.0	68.3	86,914	791,173	102,738	101,565	$591
Q4 2011	207,147	3.37	50.2	83.5	68.9	18,326	241,208	23,151	23,219	$706
Q3 2011	242,670	3.45	38.0	84.0	67.6	22,569	200,399	26,577	28,717	$588
Q2 2011	238,287	3.43	31.8	83.9	68.0	22,034	167,114	25,376	22,831	$614
Q1 2011	232,284	3.78	35.2	84.6	68.7	23,986	182,453	27,635	26,798	$476

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NEWS RELEASE

Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO(1)
Chapada
Q1 2012	4,487,496	0.29	59.6	24,541	25,970	$(1,473)	$348
Total 2011	20,581,385	0.32	63.8	135,347	129,419	$(2,454)	$319
Q4 2011	5,559,778	0.32	60.5	34,313	33,146	$(1,715)	$320
Q3 2011	5,075,556	0.33	66.0	36,075	28,618	$(2,045)	$329
Q2 2011	4,857,313	0.32	64.3	31,566	34,260	$(3,555)	$342
Q1 2011	5,088,739	0.32	64.7	33,392	33,395	$(2,615)	$286

	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO(1)
Jacobina
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Total 2011	2,148,275	1.89	93.3	121,675	123,323		$643
Q4 2011	527,537	2.03	93.4	31,983	32,904		$646
Q3 2011	559,207	1.89	92.9	31,567	30,528		$654
Q2 2011	532,496	1.74	93.4	27,806	28,354		$663
Q1 2011	529,035	1.91	93.5	30,319	31,537		$611
Fazenda Brasileiro
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037
Total 2011	936,459	2.07	88.4	55,163	56,907		$937
Q4 2011	234,767	2.33	88.1	15,568	16,430		$915
Q3 2011	249,752	1.99	89.9	14,335	14,534		$940
Q2 2011	246,551	2.02	87.5	14,007	13,052		$934
Q1 2011	205,389	1.93	88.2	11,252	12,891		$968

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NEWS RELEASE

Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Total 2011	7,578,156	0.97	68.4	158,847	160,326	$441
Q4 2011	1,955,094	0.99	65.4	40,676	40,908	$424
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$507
Alumbrera
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	$(1,270)
Total 2011	4,775,130	0.42	69.4	44,502	44,664	$(1,448)
Q4 2011	1,176,148	0.30	68.3	7,746	9,709	$(1,351)
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	$(1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$(1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$(1,452)

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO (1)
Mercedes
Q1 2012	136,063	5.9	83.6	93.7	28.4	22,016	96,887	23,953	29,041	$534

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NEWS RELEASE

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper(1)
Chapada
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Total 2011	20,581,385	0.42	87.4	166.1	153.6	$1.29
Q4 2011	5,559,778	0.43	86.7	45.4	43.6	$1.20
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$1.21
Alumbrera
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85
Total 2011	4,775,130	0.40	77.2	32.2	31.5	$1.82
Q4 2011	1,176,148	0.30	78.9	6.2	7.7	$2.59
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$1.85

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial

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NEWS RELEASE

statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AVERAGE CASH COSTS

The Company discloses “average cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Average cash costs are computed both on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of average cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because

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NEWS RELEASE

gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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